UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, DC 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)*

SENTINELONE, INC.

(Name of Issuer)

Class A Common Stock, par value $0.0001

(Title of Class of Securities)

81730H109

(CUSIP Number)

September 30, 2024

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)

☐	Rule 13d-1(c)

☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 81730H109	Page 2 of 10

1.	Name of Reporting Person Tomer Weingarten
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 12,573,464
	6.	Shared Voting Power 0
	7.	Sole Dispositive Power 7,965,680
	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 12,573,464(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☒(2)

11.	Percent of Class Represented by Amount in Row 9 4.2%(3)
12.	Type of Reporting Person (see instructions) IN

(1)	The total reported in Row 9, above, includes beneficial ownership of the following securities as of September 30, 2024: (i) 4,392,653 shares of the Class B Common Stock of SentinelOne, Inc. (the “Issuer”) directly beneficially owned by Mr. Tomer Weingarten (“Mr. Weingarten”); (ii) 31,873 shares of the Issuer’s Class A Common stock directly beneficially owned by Mr. Weingarten; (iii) an aggregate 3,347,292 shares of the Issuer’s Class B Common Stock issuable upon the exercise of stock options directly held by Mr. Weingarten which were fully vested as of September 30, 2024; (v) an aggregate 173,906 shares of the Issuer’s Class B Common Stock issuable upon the exercise of stock options directly held by Mr. Weingarten which shall vest and become exercisable within 60 days following September 30, 2024; (vi) 19,956 restricted stock units which shall vest and be settled for an equal number of shares of the Issuer’s Class A Common Stock within 60 days following September 30, 2024; and (vii) 4,607,784 shares of the Issuer’s Class A Common Stock for which Mr. Weingarten has the right to vote, or to direct the vote, under all but certain limited circumstances, pursuant to an irrevocable voting proxy granted by Mr. Almog Cohen to Mr. Weingarten on June 17, 2021.
(2)

Mr. Weingarten expressly disclaims beneficial ownership of the 423,629 shares of the Issuer’s Class B Common Stock directly owned by the Weingarten 2021 Irrevocable Trust dated April 29, 2021 (the “Irrevocable Trust”). The Irrevocable Trust and its trustee, North Point Trust Company, LLC (the “Trustee”) may be deemed to be a “group” for purposes of Section 13(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) due to Mr. Weingarten’s authority to replace the Trustee. Notwithstanding such authority, the filing of this statement shall not be construed as an admission that Mr. Weingarten is, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, Section 16 of the Exchange Act, or for any other purpose, the beneficial owner of the securities directly held by the Irrevocable Trust, and Mr. Weingarten disclaims beneficial ownership of such securities pursuant to Rule 13d-4.

(3)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) and based on an aggregate total of 291,012,402 shares of the Issuer’s Class A Common Stock outstanding as of August 23, 2024, as reported by the Issuer in its Quarterly Report for the period ended July 31, 2024, filed on Form 10-Q with the U.S. Securities and Exchange Commission (the “SEC”) on August 27, 2024.

CUSIP No. 81730H109	Page 3 of 10

1.	Name of Reporting Person Weingarten 2021 Irrevocable Trust dated April 29, 2021
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization South Dakota

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 423,629
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 423,629

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 423,629(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.1%(2)
12.	Type of Reporting Person (see instructions) OO

(1)

The total reported in Row 9 consists of 423,629 shares of the Issuer’s Class B Common Stock directly beneficially owned by the Weingarten 2021 Irrevocable Trust dated April 29, 2021 (the “Irrevocable Trust”), of which North Point Trust Company LLC serves as the trustee (the “Trustee”). The Trustee may be deemed to have indirect beneficial ownership of securities held by the Irrevocable Trust.

(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) and based on an aggregate total of 291,012,402 shares of the Issuer’s Class A Common Stock outstanding as of August 23, 2024, as reported by the Issuer in its Quarterly Report for the period ended July 31, 2024, filed on Form 10-Q with the SEC on August 27, 2024.

CUSIP No. 81730H109	Page 4 of 10

1.	Name of Reporting Person North Point Trust Company, LLC, as Trustee of the Weingarten 2021 Irrevocable Trust dated April 29, 2021
2.	Check the Appropriate Box if a Member of a Group (see instructions) (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	Citizenship or Place of Organization South Dakota

Number of Shares Beneficially Owned by Each Reporting Person With:	5.	Sole Voting Power 0
	6.	Shared Voting Power 423,629
	7.	Sole Dispositive Power 0
	8.	Shared Dispositive Power 423,629

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 423,629(1)
10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (see instructions) ☐

11.	Percent of Class Represented by Amount in Row 9 0.1%(2)
12.	Type of Reporting Person (see instructions) OO

(1)	The total reported in Row 9 consists of 423,629 shares of the Issuer’s Class B Common Stock directly beneficially owned by the Irrevocable Trust. The Trustee may be deemed to have indirect beneficial ownership of securities held by the Irrevocable Trust.
(2)	Calculated in accordance with Rule 13(d)-3(d)(1)(i) and based on an aggregate total of 291,012,402 shares of the Issuer’s Class A Common Stock outstanding as of August 23, 2024, as reported by the Issuer in its Quarterly Report for the period ended July 31, 2024, filed on Form 10-Q with the SEC on August 27, 2024.

CUSIP No. 81730H109	Page 5 of 10

This Amendment No. 3 (this “Amendment”) amends the Statement (the “Statement”) on Schedule 13G initially filed by certain of the Reporting Persons (as defined in Item 2(a) below) on July 8, 2022 with the U.S. Securities and Exchange Commission (the “SEC”), as subsequently amended by Amendment No. 1, filed on February 10, 2023, and Amendment No. 2, filed on February 9, 2024.

Item 1(a)	Name of Issuer. SentinelOne, Inc. (the “Issuer”)

Item 1(b)	Address of Issuer’s Principal Executive Offices. 444 Castro Street, Suite 400 Mountain View, CA 94041

Item 2(a)	Name of Persons Filing.

Tomer Weingarten (“Mr. Weingarten”)

Weingarten 2021 Irrevocable Trust dated April 29, 2021 (the “Irrevocable Trust”)

North Point Trust Company, LLC, trustee of the Irrevocable Trust (the “Trustee” and, together with Mr. Weingarten and the Irrevocable Trust, the “Reporting Persons”)

Item 2(b)	Address of Principal Business Office or, if none, Residence. The address of the principal business office of Mr. Weingarten is:

444 Castro Street, Suite 400

Mountain View, CA 94041

The address of the principal business office of each of the Trustee and the Irrevocable Trust is:

333 West Boulevard, Suite 305

Rapid City, SD 57701

Item 2(c)	Citizenship.

Mr. Weingarten is a U.S. citizen. The situs of the Irrevocable Trust is the state of South Dakota. The Trustee is a South Dakota limited liability company.

Item 2(d)	Title of Class of Securities. Class A Common Stock, par value $0.0001

CUSIP No. 81730H109	Page 6 of 10

Item 2(e)	CUSIP Number. 81730H109

Item 3		If this statement is filed pursuant to §§240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

	(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c);

	(c)	☐	Insurance company as defined in section 3(a)19) of the Act (15 U.S.C. 78c);

	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);

	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);

	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);

	(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

	(j)	☐	A non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J);

	(k)	☐	Group, in accordance with §240.13d–1(b)(1)(ii)(K).

If filing as a non-U.S. institution in accordance with §240.13d–1(b)(1)(ii)(J), please specify the type of institution: ________________________________.

Item 4.	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the Issuer identified in Item 1.

(a)	Amount Beneficially Owned:

Reference to “beneficial ownership” of securities for purposes of this statement shall be understood to refer to beneficial ownership as that term is defined in Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”).

As of September 30, 2024, the Reporting Persons may be deemed to directly or indirectly beneficially own an aggregate total of 12,997,093 shares of the Issuer’s Class A Common Stock.

CUSIP No. 81730H109	Page 7 of 10

As of September 30, 2024, Mr. Weingarten was deemed to be the direct beneficial owner of 12,573,464 of the securities described in the preceding paragraph. The aforementioned direct beneficial ownership consists of: (i) 4,392,653 shares of the Issuer’s Class B Common Stock, which are convertible into shares of the Issuer’s Class A Common Stock on a one-for-one basis at any time upon the election of the holder or automatically upon certain transfers, whether or not for value, or upon the occurrence of certain other events more specifically described in the Issuer’s Restated Certificate of Incorporation; (ii) 31,873 shares of the Issuer’s Class A Common Stock; (iii) an aggregate 3,347,292 shares of the Issuer’s Class B Common Stock underlying stock options which were vested as of September 30, 2024, and which are convertible on a one-for-one basis into Class A Common Stock; (iv) an aggregate 173,906 shares of the Issuer’s Class B Common Stock underlying stock options which shall vest and become exercisable within 60 days of September 30, 2024, which are convertible on a one-for-one basis into Class A Common Stock; (v) 19,956 restricted stock units which shall vest and be settled for an equal number of shares of the Issuer’s Class A Common Stock within 60 days following September 30, 2024; and (vi) the sole power to vote, or to direct the vote of, 4,607,784 shares (the “Proxy Shares”) of the Issuer’s Class A Common Stock held by Mr. Almog Cohen (“Mr. Cohen”), pursuant to an Irrevocable Proxy Agreement (the “Proxy Agreement”) dated June 17, 2021, entered into by and between Mr. Cohen, as the owner of the Proxy Shares, and Mr. Weingarten. Pursuant to the Proxy Agreement, Mr. Cohen granted Mr. Weingarten an irrevocable proxy to vote, in Mr. Weingarten’s discretion, and except under limited circumstances, all of the Issuer’s securities beneficially owned by Mr. Cohen on all matters submitted to a vote of the Issuer’s stockholders. To the best of the Reporting Persons’ knowledge, the Proxy Agreement does not give rise to the formation of a “group” between the Reporting Persons, on the one hand, and Mr. Cohen, on the other hand, pursuant to Section 13(d) of the Exchange Act. Additionally, for the avoidance of doubt, Mr. Weingarten does not have any pecuniary interest in, and has no dispositive power over, the Proxy Shares, and the filing of this statement shall not be construed as an admission that any of the Reporting Persons is, for purposes of Sections 13(d) or 13(g) of the Exchange Act, Section 16 of the Exchange Act, or for any other purpose, the beneficial owner of any securities owned by Mr. Cohen, or vice versa.

As of September 30, 2024, the Irrevocable Trust was the direct beneficial owner of 423,629 securities described in the second paragraph of this Item 4(a), which securities consist of 423,629 shares of the Issuer’s Class B Common Stock held by the Irrevocable Trust, and which are convertible into an equal number of shares of the Issuer’s Class A Common Stock. North Point Trust Company, LLC (the “Trustee”) is the sole trustee of the Irrevocable Trust. As such, the Trustee may be deemed to have indirect beneficial ownership of securities directly beneficially owned by the Irrevocable Trust.

Mr. Weingarten expressly disclaims beneficial ownership of the 423,629 shares of the Issuer’s Class B Common Stock directly owned by the Irrevocable Trust. The Irrevocable Trust, its Trustee, and the other Reporting Persons may be deemed to be a “group” for purposes of Section 13(d) of the Exchange Act due to Mr. Weingarten’s authority to replace the Trustee. Notwithstanding such authority, the filing of this statement shall not be construed as an admission that (i) Mr. Weingarten, on the one hand, or (ii) the Trustee and the Irrevocable Trust, on the other hand, is or has been, for the purposes of Sections 13(d) or 13(g) of the Exchange Act, Section 16 of the Exchange Act, or for any other purpose, the beneficial owner of the securities reported in this statement as being owned by the other party, and each Reporting Person disclaims beneficial ownership of such securities pursuant to Rule 13d-4.

(b)	Percent of Class:

As of September 30, 2024, the Reporting Persons were deemed to directly or indirectly beneficially own an aggregate total of 4.3% of the Issuer’s outstanding Class A Common Stock. Of that percentage, beneficial ownership was attributable as follows: (i) 4.2%, directly to Mr. Weingarten; and (ii) 0.1%, directly to the Irrevocable Trust and indirectly to the Trustee.

The aforementioned percentages were calculated in accordance with Rule 13(d)-3(d)(1)(i), promulgated under the Exchange Act, and based on an aggregate total of 291,012,402 shares of the Issuer’s Class A Common Stock outstanding as of September 30, 2024, as reported by the Issuer in its Quarterly Report for the period ended July 31, 2024, filed on Form 10-Q with the SEC on August 27, 2024.

CUSIP No. 81730H109	Page 8 of 10

(c)	Number of shares as to which such person has:

(i)	Sole power to vote or to direct the vote:

Reporting Person	Number of Shares
Mr. Weingarten	12,573,464
Irrevocable Trust	0
Trustee	0

(ii)	Shared power to vote or to direct the vote:

Reporting Person	Number of Shares
Mr. Weingarten	0
Irrevocable Trust	423,629
Trustee	423,629

(iii)	Sole power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
Mr. Weingarten	7,965,680
Irrevocable Trust	0
Trustee	0

(iv)	Shared power to dispose or to direct the disposition of:

Reporting Person	Number of Shares
Mr. Weingarten	0
Irrevocable Trust	423,629
Trustee	423,629

CUSIP No. 81730H109	Page 9 of 10

Item 5.	Ownership of 5 Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than 5 percent of the class of securities, check the following ☒.

Item 6.	Ownership of More than 5 Percent on Behalf of Another Person.

The owner of record of the Proxy Shares retains the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Proxy Shares. None of the Reporting Persons has any right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of the Proxy Shares.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group.

Item 8 is not applicable.

Item 9.	Notice of Dissolution of a Group.

Item 9 is not applicable.

Item 10.	Certification

Item 10 is not applicable.

CUSIP No. 81730H109	Page 10 of 10

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: November 12, 2024	/s/ Tomer Weingarten
Tomer Weingarten

Dated: November 12, 2024	Weingarten 2021 Irrevocable Trust dated April 29, 2021

	By:	NORTH POINT TRUST COMPANY, LLC, as Trustee

	By:	/s/ Todd Wiles
	Name:	Todd Wiles
	Title:	President

Dated: November 12, 2024	NORTH POINT TRUST COMPANY, LLC, as Trustee of the Weingarten 2021 Irrevocable Trust dated April 29, 2021

	By:	/s/ Todd Wiles
	Name:	Todd Wiles
	Title:	President